Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Allegheny Energy, Inc.
Commission File No: 001-00267
The following are excerpted portions from FirstEnergy Corp.’s (“FirstEnergy”) 2009 Annual Report, which was distributed to FirstEnergy shareholders on or about April 2, 2010.

We strengthened our competitive position, enhanced the reliability and efficiency of our regulated operations, and improved the environmental performance of our generating fleet. 2009 Annual Report

Financial HIGHLIGHTS

Key ACCOMPLISHMENTS:

- Maintained dividend of $2.20 per share
- Enhanced our liquidity position
- Generated $2.5 billion in cash from operations
- Reduced capital spending by $380 million and operation and maintenance expenses by $344 million
- Completed the transition to competitive markets for generation in Ohio
- Delivered top-decile bulk transmission performance while continuing to improve distribution reliability
- Secured a 20-year license extension from the Nuclear Regulatory Commission for the Beaver Valley Power Station

(Dollars in millions, except per share amounts)	2009	2008
Total revenues	$12,967	$13,627
Net income	$ 990	$ 1,339
Basic earnings per common share	$ 3.31	$ 4.41
Diluted earnings per common share	$ 3.29	$ 4.38
Dividends paid per common share	$ 2.20	$ 2.20
Book value per common share	$ 28.08	$ 27.17
Net cash from operating activities	$ 2,465	$ 2,224

Basic Earnings Per Common Share


$5
$4
$3
$2
$1
0
2007
2008
2009

Dividends Paid Per Common Share


$3
$2
$1
0
2007
2008
2009

Net Cash from Operating Activities (millions)


$3,000
$2,000
$1,000
0
2007
2008
2009

On the cover: The 200-foot-tall "Great Wall" of ductwork is part of the $1.8 billion Air Quality Compliance project that is nearing completion at our W.H. Sammis Plant in Stratton, Ohio.

Message to Shareholders We are taking aggressive steps to better position your Company for future growth. Anthony J. Alexander President and Chief Executive Officer

Despite a difficult economy and mild weather in 2009, we strengthened our competitive position, enhanced the reliability and efficiency of our regulated operations, and improved the environmental performance of our generating fleet. And, in February of this year, we announced plans to combine with Allegheny Energy, Inc. – a move consistent with our strategy to build a balanced, integrated and diversified portfolio of assets. We believe this transaction is a natural fit of two companies with adjacent geographic footprints. It would create a leading regional energy company serving more than six million customers in seven states, enabling us to increase our generating capacity by 70 percent and our regulated customer base by 35& nbsp;percent. The combined company would have a total generating capacity of approximately 24,000 megawatts (MW), anchored by a fleet of efficient, supercritical coal units and non-emitting nuclear plants. We also expect that the merger will create significant economies of scale as we share best practices across the new organization. Simply put, this combination provides a better platform for future growth than we would have been able to achieve on a stand-alone basis. We expect to secure the necessary approvals to complete this transaction in the first half of 2011. Delivering Results in Difficult Times Despite weak demand for power and lower electricity prices, we produced solid financial results in 2009. We delivered basic non-GAAP* earnings per share of $3.77 and generated nearly $2.5 billion in cash from operations. We also enhanced our financial strength and flexibility by successfully completing initial long-term debt offerings of $1.5 billion for our competitive subsidiary, FirstEnergy Solutions (FES), and $400 million for our American Transmission Systems, Inc. (ATSI) subsidiary. And, we retired $1.25 billion of FirstEnergy holding company debt while preserving our common stock dividend. Sammis Plant Air Quality Compliance (AQC) Project New environmental controls are expected to be operating on all seven units at the W.H. Sammis Plant in Stratton, Ohio, by the end of this year. Designed to further reduce the plant’s sulfur dioxide and nitrogen oxides emissions, it is one of the largest environmental retrofit projects in the nation. * Please refer to page 8 for an explanation of this term.

In addition, we reached two significant milestones in our competitive business – completing the transition to open markets for generation in Ohio and securing a 20-year license extension from the Nuclear Regulatory Commission for our Beaver Valley Power Station. We also took steps during this period of low demand to better position our generating fleet for the expected increase in demand for electricity. For example, we accelerated the timing of capital investments and operating improvements at several of our power plants. We completed extended refueling and maintenance outages at our nuclear facilities. And, by improving equipment reliability and reducing unplanned outages at Beaver Valley and our Davis-Besse Nuclear Power Station, we achieved top industry perform ance in these two areas at both plants. In addition, we moved closer toward completion of the massive, $1.8 billion environmental retrofit at our Sammis Plant. On the regulated side of our business, we achieved top-decile bulk transmission performance and our fifth consecutive year of improved distribution reliability. In fact, we posted our best results since 2001 as we further reduced the number of customers affected by outages and the average length of time a customer is without service during the year. This progress reflects the dedicated efforts of our employees as well as the targeted investments we’ve made in recent years to enhance the reliability of our energy delivery system. In Ohio, we received approvals from the Public Utilities Commission of Ohio for a distribution rate increase and for our Electric Security Plan (ESP). Among other benefits, these decisions allow for recovery of our incremental costs related to storm restoration efforts and uncollectible expenses, and establish a new charge for distribution service improvements. The ESP set the stage for an auction conducted in May that, for the first time, established competitive electric generation supply and pricing for o ur Ohio customers. In Pennsylvania, we obtained approval from the state’s Public Utility Commission for plans filed by our Met-Ed and Penelec utilities to secure generation from competitive markets to serve customers beginning January 1, 2011. This approval is an important step toward completing the transition to fully competitive markets for our customers in Pennsylvania. Signal Peak Coal Mine In Montana, a 35-mile rail link between the mine and the main line junction was completed last year to ensure reliable, high-volume movement of coal to eastern and western U.S. coal markets. Our equity investment in Signal Peak is expected to provide a fuel supply that offers the environmental benefits of cleaner-burning western coal, but with a higher heat content than our current mix of coals. Burger Plant Conversion to Biomass Retrofitting the R.E. Burger Plant in Shadyside, Ohio, for biomass will expand the Company’s already diverse generation portfolio and support state mandates for renewable energy.

FirstEnergy reached another important milestone in 2009 by receiving approval from the Federal Energy Regulatory Commission to consolidate our ATSI subsidiary into PJM Interconnection, LLC. The move is expected to provide us with the operating efficiencies of a single regional transmission organization, and customers of our Ohio utilities and Penn Power with the benefits of a more fully developed retail choice market. Our transmission operations also are expected to benefit considerably from the merger with Allegheny Energy. We expect improved efficiencies and coordination as a result of the new company’s scale and scope. Also, we anticipate that major projects currently planned or under way at Allegheny Energy will enable us to grow our transmission business in the years ahead. Strengthening Our Competitive Position During the year, FES made significant progress in effectively deploying and committing its generating output to end-use customers. Since the Ohio power auction was conducted in May, our competitive subsidiary has pursued an overall strategy that integrates the strength of its generating fleet with a strong and targeted sales effort. For example, FES is locking in long-term sales contracts with governmental aggregation groups serving residential and small commercial customers within ou Ohio utilities’ service areas, as well as contracts with large commercial and industrial customers throughout our region. And, we increased our market share from 51 percent as of June 1, to more than 80 percent of our Ohio utilities’ load by the end of 2009. FES’ success has been achieved, in part, through its innovative “Powering Our Communities” program. This effort extends governmental aggregation arrangements with price discounts for up to nine years while providing immediate economic assistance to local communities during the recession. Under this program, FES entered into a long-term agreement with the Northeast Ohio Public Energy Council (NOPEC), making FES the generation supplier for approximately 425,000 customers in 160 Northeast Ohio c ommunities represented by NOPEC. FES also extended its contracts with nine communities, including the City of Toledo, represented by the Northwest Ohio Aggregation Coalition (NOAC). Through these and other governmental aggregation contracts, including one with the City of Akron, FES provides competitive retail generation supply to approximately one million residential and small business customers in Ohio. Consolidation of Transmission Assets into PJM The Federal Energy Regulatory Commission approved our request to consolidate our ATSI transmission assets and operations into PJM Interconnection. This consolidation is expected to result in enhanced operational efficiency while providing customers of our Ohio utilities and Penn Power with better access to competitively priced generation.

Improving Energy Efficiency

Each of our utilities is committed to achieving energy-efficiency goals within its respective state service area. Toward that end, we're developing efficiency and demand reduction programs designed to help our customers better manage their energy use while delaying the need to build new power plants.

In 2009, our utilities in Ohio and Pennsylvania filed plans to comply with aggressive state mandates for energy efficiency and demand-side management. Our plans include home energy audits, an appliance turn-in program, direct load-control thermostats and, for our commercial and industrial customers, rebates for energy audits and energy-efficient lighting and motors.

In addition, we continue to participate in statewide programs in New Jersey that are part of its Energy Master Plan for energy efficiency and peak demand reductions. In one program, our Jersey Central Power & Light utility is using smart grid technologies and devices to achieve cost-effective reductions in non-critical customer load, such as air conditioning.

West Akron Campus LEED Certification *Our West Akron Campus earned Gold Level certification through the U.S. Green Building Council's Leadership in Energy and Environmental Design (LEED) program for environmental design, construction and performance, making it one of the largest LEED-certified green office buildings in Ohio.*

Enhancing Our Environmental Performance

We continue to make significant progress in our efforts to enhance the environmental performance of our existing fleet.

In 2009, we neared completion of the Air Quality Compliance project at our Sammis Plant while announcing several new projects that should further reduce emission rates at our power plants. In addition, our merger with Allegheny Energy would more than double the amount of our supercritical coal capacity and renewable resources, which is expected to further reduce our exposure to changing environmental requirements.

To put this in perspective, high-efficiency, supercritical plants would comprise 68 percent of our total, combined coal-based generation, compared with the national average of 28 percent for all coal-fired generation. And, with Allegheny's pumped-storage and hydroelectric resources, we expect to have available more than 2,200 MW of renewable capacity upon completion of the merger.

Our renewable portfolio should continue to grow as we move forward with two major projects announced in 2009.

Beaver Valley License Extension *The Nuclear Regulatory Commission approved a 20-year license extension for Beaver Valley Units 1 and 2 in Shippingport, Pennsylvania, ensuring the plant will remain a source of safe, reliable and clean electricity for years to come. In addition, the Institute of Nuclear Power Operations recognized Beaver Valley as among the nation's top nuclear plants.*



5

At our Burger Plant, we plan to repower two units Growing Your Investment to generate electricity principally using renewable in the Future biomass as a fuel source. The retrofit is designed to significantly reduce sulfur dioxide, nitrogen oxides and mercury emissions at the plant. And, as more of the Your Company made steady progress in uncertain plant’s biomass fuel is grown as an energy crop, times, and I’m confident the steps we took in 2009 it is expected to be carbon-neutral, removing as much will help grow our business, and your investment, carbon dioxide from the environment while the fuel in the future. source is growing as it releases when it is burned. When the retrofit is complete – currently scheduled I appreciate the dedicated efforts of our employees for December 2012 – the Burger Plant is expected in helping us meet the difficult and unprecedented to be one of the largest biomass facilities in the challenges of 2009. We’ll continue to need their best United States. efforts – including an unwavering commitment to working safely – to build on our progress in the We also acquired the rights to develop a compressed- years ahead. air energy storage plant in Norton, Ohio. This resource would operate similar to our pumped-storage hydro I look forward to the successful merger of FirstEnergy facilities – storing energy at night for use during the and Allegheny Energy and the expected benefits it day when it is needed. Energy storage is essential will bring to shareholders, customers and employees. to enhancing the feasibility and cost-effectiveness Thank you for your continued support as we work to of renewable energy such as wind and solar, which grow FirstEnergy and achieve continued success. are intermittent resources that don’t always produce power when electricity demand is high. We have made Sincerely, no development commitments, but if we move beyond current engineering work, the Norton Energy Storage project would be built in several phases – from nearly 270 MW to a total capacity of up to 2,700 MW. Anthony J. Alexander President and Chief Executive Officer March 22, 2010 Powering Our Communities FES introduced Powering Our Communities, an innovative program that provides economic support to communities in the Ohio Edison, The Illuminating Company and Toledo Edison service areas that purchase competitively priced, long-term electric generation supply from FES.

Combining FirstEnergy and Allegheny Energy


Ohio
Pennsylvania
New Jersey
Virginia
Maryland
West Virginia
Toledo Edison
Ohio Edison
The Illuminating Company
Penn Power
Allegheny Power*
Penelec
Met-Ed
JCP&L
* Includes West Penn Power, Monongahela Power and Potomac Edison

The combination of FirstEnergy and Allegheny Energy would create a leading regional energy provider with:

- Approximately $16 billion in annual revenues and $1.4 billion in annual net income (combined figures as of December 31, 2009).
- Ten regulated electric distribution companies providing electric service to more than six million customers in Pennsylvania, Ohio, Maryland, New Jersey, New York, Virginia and West Virginia.
- Nearly 20,000 miles of high-voltage transmission lines connecting the Midwest and Mid-Atlantic.
- Approximately 24,000 MW of generating capacity from a diversified mix of regional coal, nuclear, natural gas, oil, hydroelectric, contracted wind and pumped storage resources – including more than 2,200 MW of renewable energy.

Supercritical Coal

Expanding our Supercritical Coal Capacity *The combination of FirstEnergy and Allegheny Energy will more than double our supercritical coal capacity. FirstEnergy's Bruce Mansfield Plant is one of these highly efficient, clean-burning facilities.*



7

F i r s t E n e r g y Board of Directors Dear Shareholders: Paul T. Addison Retired, formerly Managing FirstEnergy management and employees made significant progress in 2009 despite Director in the Utilities the economic challenges facing our nation and our Company. On behalf of your Department of Salomon Smith Barney (Citigroup). Board of Directors, I congratulate them for another successful year. As FirstEnergy executes its strategy for long-term success, the Board continues to support your management team as it focuses on important areas such as safety, Anthony J. Alexander financial and risk management, operations, and regulatory and legislative matters. President and Chief Executive We also remain committed to ensuring that we have the appropriate corporate Officer of FirstEnergy Corp. governance practices and policies in place. With operational and financial strength on its side, FirstEnergy is well positioned to take advantage of opportunities that lie ahead, including its proposed merger with Michael J. Anderson Allegheny Energy, which is expected to create sustainable value to shareholders. Chairman of the Board, President and Chief Executive Given our confidence in the Company’s prospects, your Board maintained the annual Officer of The Andersons, Inc. dividend rate of $2.20 per share in 2009. And, we will continue to review the dividend on a quarterly basis as FirstEnergy moves to complete the transition to competitive Dr. Carol A. Cartwright markets and attain the anticipated benefits from the merger with Allegheny Energy. President of Bowling Green State University. Retired Your Board remains dedicated to enhancing the value of your investment in FirstEnergy, President of Kent State and looks forward to your continued trust and support. University. Sincerely, William T. Cottle Retired, formerly Chairman of the Board, President and Chief Executive Officer of STP Nuclear Operating Company. George M. Smart, Chairman of the Board Robert B. Heisler, Jr. Dean of the College of Business Administration and Graduate School of Manage- F i r s t E n e r g y C o r p. Officers ment of Kent State University. Retired Chairman of the Board of KeyBank N.A. Anthony J. Alexander Leila L. Vespoli Jacqueline S. Cooper President and Chief Executive Officer Executive Vice President Assistant Corporate Secretary and General Counsel Ernest J. Novak, Jr. Mark T. Clark Dena R. McKee Retired, formerly Managing Executive Vice President James F. Pearson Assistant Controller Partner of the Cleveland office and Chief Financial Officer Vice President and Treasurer Kelley E. Mendenhall of Ernst & Young LLP. Richard R. Grigg Harvey L. Wagner Assistant Treasurer Executive Vice President and Vice President, Controller Randy Scilla President, FirstEnergy Utilities and Chief Accounting Officer Assistant Treasurer Gary R. Leidich Rhonda S. Ferguson Catherine A. Rein Edward J. Udovich Executive Vice President and Corporate Secretary Retired, formerly Senior Assistant Corporate Secretary President, FirstEnergy Generation Executive Vice President Kevin R. Burgess Lisa S. Wilson and Chief Administrative Assistant Controller Assistant Controller Officer of MetLife, Inc. George M. Smart Non-executive Chairman of the FirstEnergy Corp. 2009 GAAP to Non-GAAP* Reconciliation Board of Directors. Retired, formerly President of Basic Earnings Per Share (GAAP) $3.31 Sonoco-Phoenix, Inc. Excluding Special Items: Regulatory Charges 0.55 Power Contract Mark-to-Market Adjustment . 0.42 Wes M. Taylor Debt Redemption Premiums 0.31 Retired, formerly President Organizational Restructuring/Incremental Strike Costs 0.14 of TXU Generation. Trust Securities Impairment 0.09 Income Tax Issue Resolution (0.53) Non-Core Asset Sales/Impairments . (0.52) Basic Earnings Per Share (Non-GAAP) $3.77 Jesse T. Williams, Sr. Retired, formerly Vice President of Human Resources Policy, *This report contains non-GAAP financial measures. Generally, a non-GAAP fina ncial measure is a numerical measure of a company’s historical or future Employment Practices and financial performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most Systems of The Goodyear directly comparable measure calculated and presented in accordance with accounting principles generally accepted in the United States (GAAP). These Tire & Rubber Company. non-GAAP financial measures are intended to complement, and not considered as an alternative, to the most directly comparable GAAP financial measure. Also, the non-GAAP financial measures may not be comparable to similarly titled measures used by other entities. 8

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
In addition to historical information, this annual report may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny, including future financial and operating results; FirstEnergy’s and Allegheny’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny shareholder approvals; the risk that FirstEnergy or Allegheny may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this annual report speak only as of the date of this annual report. Neither FirstEnergy nor Allegheny undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this annual report.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 with the SEC that includes a preliminary joint proxy statement of FirstEnergy and Allegheny and that also constitutes a preliminary prospectus of FirstEnergy. FirstEnergy and Allegheny will mail the definitive joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny urge investors and shareholders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”
PARTICIPANTS IN THE MERGER SOLICITATION
FirstEnergy, Allegheny and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. You can find information about FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC in connection with its 2010 Annual Meeting of Shareholders and in its Annual Report on the Form 10-K filed with the SEC on February 19, 2010. You can find information about Allegheny’s executive officers and directors in its definitive proxy statement filed with the SEC in connection with its 2010 Annual Meeting of Stockholders and in its Annual Report on the Form 10-K filed with the SEC on March 1, 2010. Additional information about FirstEnergy’s executive officers and directors and Allegheny’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from FirstEnergy and Allegheny using the website information above.